Exhibit 99.3

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	08	08	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	940	1,701	668
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£2.51	£5.62	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	08	08	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	229
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Steven James Douglas Millar	Ordinary	403

Address
18 Austin Street Hunstanton Norfolk
UK postcode PE36 6AL

Name	Class of shares allotted	Number allotted
Graeme James Fotheringham	Ordinary	537

Address
9 Puller Road Barnet Hertfordshire
UK postcode EN5 4HG

Name	Class of shares allotted	Number allotted
Roy Griggs	Ordinary	135

Address
34 Glanville Drive Hornchurch Essex
UK postcode RM11 3SY

Name	Class of shares allotted	Number allotted
Jonathan Brewer	Ordinary	169

Address
29 Meads Close Bradwell Milton Keynes
UK postcode MK13 0EZ

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Metin Mehmet	Ordinary	1,014

Address
140 Longfield Lane Cheshunt Hertfordshire
UK postcode EN7 6AG

Name	Class of shares allotted	Number allotted
Steven Bishop	Ordinary	169

Address
116 Windsor Park Gardens Norwich Norfolk
UK postcode NR6 7PT

Name	Class of shares allotted	Number allotted
Joseph Bedeau	Ordinary	214

Address
21 Lynton Grove Bedford Bedfordshire
UK postcode MK12 9RR

Name	Class of shares allotted	Number allotted
Christine Porter	Ordinary	563

Address
56 Hall Lane Leyland Lancashire
UK postcode PR25 3ZD

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Karen Elliott	Ordinary	334

Address
29 Breck Close Great Oakley Corby Northamptonshire
UK postcode NN18 8JR

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	/s/ M J White	Date 9/8/05
M J White
Secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform